FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA PLC - ANNUAL GENERAL MEETING 2015

Results of Annual General Meeting held on 24 April 2015

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 1 - 8 were passed as ordinary resolutions and resolutions 9 - 12 were passed as special resolutions.

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Company's Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2014	877,576,463	99.67	2,921,581	0.33	880,498,044	69.68%	10,675,935
2	To confirm dividends	886,527,613	99.66	2,986,602	0.34	889,514,215	70.40%	1,659,763
3	To re-appoint KPMG LLP, London as Auditor	876,751,815	98.61	12,397,571	1.39	889,149,386	70.37%	2,024,593
4	To authorise the Directors to agree the remuneration of the Auditor	887,495,062	99.82	1,629,520	0.18	889,124,582	70.37%	2,049,398
5a	To re-elect Leif Johansson as a Director	851,461,560	95.76	37,705,142	4.24	889,166,702	70.37%	2,007,277
5b	To re-elect Pascal Soriot as a Director	888,590,119	99.95	426,241	0.05	889,016,360	70.36%	2,157,620
5c	To re-elect Marc Dunoyer as a Director	885,602,969	99.62	3,374,856	0.38	888,977,825	70.36%	2,196,155
5d	To elect Cori Bargmann as a Director	888,638,513	99.96	351,446	0.04	888,989,959	70.36%	2,184,021
5e	To re-elect Geneviève Berger as a Director	888,552,754	99.95	465,106	0.05	889,017,860	70.36%	2,156,120
5f	To re-elect Bruce Burlington as a Director	880,639,560	99.88	1,091,107	0.12	881,730,667	69.78%	9,443,312
5g	To re-elect Ann Cairns as a Director	888,587,093	99.95	465,731	0.05	889,052,824	70.36%	2,121,156
5h	To re-elect Graham Chipchase as a Director	876,994,757	99.46	4,732,631	0.54	881,727,388	69.78%	9,445,684
5i	To re-elect Jean-Philippe Courtois as a Director	880,585,784	99.87	1,137,760	0.13	881,723,544	69.78%	9,450,753
5j	To re-elect Rudy Markham as a Director	855,335,488	99.27	6,300,712	0.73	861,636,200	68.19%	29,537,348
5k	To re-elect Shriti Vadera as a Director	888,387,120	99.93	582,556	0.07	888,969,676	70.36%	2,204,192
5l	To re-elect Marcus Wallenberg as a Director	846,091,821	98.19	15,599,701	1.81	861,691,522	68.20%	29,482,025
6	To approve the Annual Report on Remuneration for the year ended 31 December 2014	739,049,685	84.11	139,601,566	15.89	878,651,251	69.54%	12,522,725
7	To authorise limited EU political donations	859,081,444	97.36	23,307,997	2.64	882,389,441	69.83%	8,784,535
8	To authorise the Directors to allot shares	808,454,239	91.14	78,551,101	8.86	887,005,340	70.20%	4,168,208
9	To authorise the Directors to disapply pre-emption rights	875,263,416	98.61	12,347,679	1.39	887,611,095	70.25%	3,562,455
10	To authorise the Company to purchase its own shares	876,130,644	98.54	13,023,264	1.46	889,153,908	70.37%	2,019,960
11	To reduce the notice period for general meetings	778,280,838	87.53	110,881,255	12.47	889,162,093	70.37%	2,011,885
12	To adopt new Articles of Association	886,456,629	99.90	900,552	0.10	887,357,181	70.23%	3,813,971

Issued capital
As at 22 April 2015, the number of issued shares of the Company was 1,263,544,938, ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

A C N Kemp
Company Secretary
24 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 April 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary